Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997

Earnings:

Income from continuing operations before income taxes	88,051	$297,534	$273,429	$322,582	$256,305	$147,682

Interest expense (excluding capitalized interest)	981	5,583	11,436	8,589	8,550	7,289

Portion of rent expense under long-term operating leases representative of an interest factor	1,022	3,540	3,520	7,728	8,859	8,732

Amortization of debt expense	51	176	464	263	122	122

Total earnings	$90,105	$306,833	$288,849	$339,162	$273,836	$163,825

Fixed charges:

Interest expense (including capitalized interest)	921	5,583	$11,436	$9,662	$9,941	$8,209

Portion of rent expense under long-term operating leases representative of an interest factor	1,022	3,540	3,520	7,728	8,859	8,732

Amortization of debt expense	51	176	464	263	122	122

Total fixed charges	$1,994	$9,299	$15,420	$17,653	$18,922	$17,063

Ratio of earnings to fixed charges	45.2	33.0	18.7	19.2	14.5	9.6